Exhibit 1

Press Release  |  Lisbon  |  31 March 2015

PORTUGAL TELECOM INFORMS ON THE CONCLUSION OF THE NEGOTIATIONS ABOUT OI

The Board of Directors of Portugal Telecom SGPS, S.A. (“PT SGPS”) informs that it has reached a conclusion in the negotiations with the other relevant shareholders of Oi S.A. (“Oi”) in order to execute a new agreement between the parties concerning the model of the corporate and management structure of Oi.

Due to the impossibility to implement the listing of CorpCo on the Novo Mercado segment of BM&FBovespa (“Novo Mercado”) until March 31st, 2015, it was essential to execute a new agreement, through which, an anticipation of the main benefits disclosed to the shareholders in the moment of the capital increase of Oi, held in May 5th, 2014 is allowed (“Capital Increase”), nevertheless, without failing to endeavor their best efforts to the listing on the Novo Mercado.

Therefore, the parties agreed on a new model of corporate and management structure of Oi (“New Structure”), which apart from the benefits and purposes previously disclosed, has the following features:

1.              All the corporate and management transformation is going to be held in Oi, eliminating the need to create CorpCo.

2.              Approval of the new By-Laws of Oi, as well as to execute a provisory voting agreement of the shareholders, which shall be in effect until the execution of the New Structure, which will allow:

• the execution of a voluntary conversion program of preferred shares into common shares issued by Oi, in the ratio of 0,9211 common share to each preferred share, subject to the consent of at least 2/3 of the preferred shares, in order to provide to all shareholders the right to vote and maximize the possibility of the existence of a single class of shares;

• the execution the principle of 1 share 1 vote. Nevertheless, in order to preserve the balance between the shareholders and the dispersion of shareholding control whished for in the moment of the Capital Increase, a limitation of the voting rights in 15%, applicable to all the shareholders of Oi, was agreed on and included in the By-Laws of Oi. This

Portugal Telecom, SGPS SA Avenida Fontes Pereira de Melo, 40 1069-300 Lisboa Portugal	Public company Share capital Euro 26,895,375 Registered in the Commercial Registry Office of Lisbon and Corporation no. 503 215 058	Portugal Telecom is listed on the Euronext and New York Stock Exchange. Information may be accessed on the Reuters under the symbols PTC.LS and PT and on Bloomberg under the symbol PTC PL.	Luis Sousa de Macedo Investor Relations Director pt-ir@telecom.pt Tel.: +351 21 500 1701 Fax: +351 21 500 0800

www.ptsgps.pt

limitation shall cease to exist upon the verification of certain events, specifically in case of a capital increase, an operation of corporate restructuring or tender offer, in any case resulting in a reduction on the present shareholding position (or acquisition of shares, as the case may be) higher than 50%;

• to boost the improvement in liquidity, extinguishing being subject to a lock-up from any shareholder;

• the appointment of a new Board of Directors of Oi, with significant participation of independent members, in which the previous parity in CorpCo between the representatives of PT SGPS and of the Brazilian shareholders will remain in force;

• the extinction of Telemar Participações due to its merger into Oi, which will assert the end of the shareholders’ agreements, ensuring the dispersion of shareholding control of Oi;

• the possibility to use the financial synergy, through the merger of the controlling companies of Oi, directly and indirectly, and

• the New Structure shall be executed as quickly as possible, and before October, 2015.

Thus, Oi will anticipate a new model of management which will involve the main features of the Novo Mercado.

3.              All these significant changes shall be submitted to the approval of the shareholders’ meeting of Oi and will be executed as soon as possible after the approval of the Brazilian telecom regulator (ANATEL).

4.              An amendment of the Share Purchase Option Agreement (“Amendment”), executed on September 8th, 2014 (“SPOA”), as previously disclosed, has been executed and will allow PT SGPS to give liquidity to its option to purchase shares of Oi (“Option”), through its placement in capital market, provided that Oi has the right of first refusal of the Option in case PT SGPS decides to dispose the Option to third parties. The Amendment is subject to the approval of the shareholders’ meeting of Oi and, if applicable, to the approval of the Brazilian securities and exchange commission (CVM), Oi is committed to call the shareholders’ meeting to deliberate upon the Amendment and the relevant shareholders of Oi are committed to vote in favor of the approval of the Amendment.

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Due to de execution of the transfer of common and preferred shares issued by Oi and the securities issued by Rio Forte Investments S.A. between PT SGPS and Portugal Telecom International Finance BV (“Transfer of Shares”), the SPOA is now on full force.

It is acknowledged by PT SGPS that the agreed measures recognize PT SGPS as a relevant shareholder of the new Oi, with the creation of conditions to execute and anticipate the benefits disclosed on the Capital Increase of Oi, while the purpose of the listing on the Novo Mercado remains.

It is important to emphasize that a new Oi starts in March 31st, 2015, and that PT SGPS, jointly with the other relevant shareholders which result from the New Structure, remains committed to ensuring that Oi is successful in its restructuring process and participates actively in the process of consolidation of the Brazilian telecom market.

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